UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Banco Santander-Chile (formerly known as BANCO SANTIAGO, S.A.)

(Name of Issuer)

ORDINARY SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

05965X109

(CUSIP Number)

James H. Bathon
Banco Santander Central Hispano, S.A.
c/o Banco Santander Central Hispano, S.A., New York Branch
45 East 53rd Street
New York, NY 10022
(212) 350-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05965X109	13D
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Santander Central Hispano, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,930,911,302 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 144,930,911,302 shares of common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,930,911,302 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.91%
14	TYPE OF REPORTING PERSON (See Instructions) HC

This Amendment No. 1 amends and restates the Schedule 13D originally filed by Banco Santander Central Hispano, S.A., a Spanish sociedad anonima, with the Securities and Exchange Commission (“SEC”) on May 15, 2002, with respect to ordinary shares of common stock, without par value, of Banco Santiago, S.A. (now known as Banco Santander-Chile), a Chilean banking corporation (“Banco Santiago”).

Item 1. Security and Issuer

     The equity securities to which this statement relates are the ordinary shares of common stock, without par value (the “Shares”) of Banco Santander-Chile (formerly known as Banco Santiago), a Chilean banking corporation (the “Issuer” or “Santander-Chile”). The Shares also trade in the United States in the form of American Depository Shares (“ADSs”), each representing 1,039 Shares, evidenced by American Depository Receipts (“ADRs”). The principal executive office of the Issuer is located at Bandera 140, Santiago, Chile.

Item 2. Identity and Background

     The name of the person filing this statement is Banco Santander Central Hispano, S.A., a Spanish sociedad anonima (“Santander”).

     The address of the principal office of Santander is Ciudad Grupo Santander, Avda. De Cantabria, s/n-28660, Boadilla del Monte (Madrid), Spain. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Santander is set forth on Schedule A.

     On April 17, 1999, Banco Central Hispanoamericano, S.A. (“BCH”) merged with Banco Santander, S.A. Upon consummation of the merger, Banco Santander, S.A. changed its name to Banco Santanger Central Hispano, S.A. The BCH Group held investments in Banco Santiago through a 50% interest in O’Higgins Central Hispanoamericano S.A. (“OHCH”), a joint venture with Quiñenco S.A. (“Quiñenco”). OHCH owned 43.5% of the Shares of Banco Santiago. On May 3, 1999, Santander acquired Quiñenco’s equity interest in OHCH, raising its ownership of the outstanding capital stock of OHCH to 100%. On November 23, 1999, OHCH changed its name to Teatinos Siglo XXI, S.A. (“Teatinos Siglo”). As a result, Santander indirectly owned, through its 100% ownership of Teatinos Siglo, 43.5% of Banco Santiago’s Shares and controlled 67.4% of Banco Santiago’s voting shares because of the Central Bank of Chile’s inability to vote its 35.45% ownership interest in Banco Santiago, due to legal limitations in Chile.

     On May 17, 1999, Teatinos Siglo and the Central Bank of Chile entered into a put option under which the Central Bank of Chile had the option to put certain Shares in Banco Santiago to Teatinos Siglo until May 15, 2002. On April 17, 2002, the Central Bank of Chile exercised its option to put 35,067,651,551 Shares in Banco Santiago to Teatinos Siglo for $682,234,601. As a result, through Teatinos Siglo, Santander’s shareholding in Banco Santiago increased to 78.95% .

     Soon after the Central Bank of Chile exercised the put option described above, Santander, as the controlling shareholder of both old Banco Santander-Chile (the “Old Santander-Chile”, which ceased to exist upon its merger into Banco Santiago) and Banco Santiago, suggested to the boards of both banks that they consider the initiation of an analysis regarding a possible merger of Old Santander-Chile and Banco Santiago. On May 7, 2002, the board of each bank approved the merger of Old Santander-Chile into Banco Santiago. On August 1, 2002, the merger between Banco Santiago and Old Santander-Chile became effective, with Banco Santiago as the surviving entity, which was renamed “Banco Santander-Chile”.

     As a result of the merger, Santander beneficially owned 84.14% of the Shares of Santander-Chile (or an economic interest of 83.96% in Santander-Chile, excluding minority interest), through the following substantially wholly owned subsidiaries:

     (1) Santander Chile Holding, S.A. (“Holding”), a Chilean corporation. The address of the principal business and offices of Holding is Bandera 140, 20th floor, Santiago, Chile.

     (2) Teatinos Siglo, a Chilean corporation. The address of the principal business and offices of Teatinos Siglo is Bandera 140, 20th floor, Santiago, Chile.

     (3) Grupo Empresarial Santander, S.L. (“Grupo Empresarial Santander”), a corporation organized under the laws of the Kingdom of Spain. The address of the principal business and offices of Grupo Empresarial Santander is Avenida de Cantabria s/n. 28660, Boadilla del Monte, Madrid, Spain.

     On December 11, 2006, Grupo Empresarial Santander sold its entire holding of 13,626,663,708 Shares, representing approximately 7.23% of Santander-Chile’s outstanding capital stock, in the form of ADSs, at a price to public of US$46.00 per ADS, through a public offering registered with the SEC in the United States. Santander-Chile has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for this offering, which can be accessed by visiting EDGAR on the SEC’s web site at www.sec.gov. As a result of this offering, Santander currently owns, directly and indirectly, 144,930,911,302 Shares, representing approximately 76.91% of Santander-Chile’s outstanding capital stock. Excluding minority interest in Holding, Santander currently has an economic interest of 76.73% in Santander-Chile.

     See Item 5 “Interest in Securities of the Issuer” for a description of the number and percentage of Shares of Santander-Chile owned by Holding and Teatinos Siglo.

     Santander is one of the largest banks in the euro zone and among the five largest in Europe by market capitalization. Founded in 1857, Santander has more than 129,000 employees, 66 million customers and 10,200 offices in 40 countries. It is the largest financial group in Spain and Latin America, and has significant market positions elsewhere in Europe, including the United Kingdom, through its Abbey subsidiary, and Portugal, where it is the third largest bank. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries.

     During the last five years, none of Santander and, to the best of Santander’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

     To realize capital gains, Santander’s current policy is to maintain ownership of at least 75% of Santander-Chile’s Shares as part of its long-term investment strategy in Latin America.

Item 5. Interest in Securities of the Issuer

     (a) Santander, through Holding and Teatinos Siglo, is currently the beneficial owner of 144,930,911,302 Shares, representing approximately 76.91% of the issued and outstanding Shares of Santander-Chile. Excluding minority interest, Santander currently has an economic interest of 76.73% in Santander-Chile. Each of Holding and Teatinos Siglo’s beneficial ownership of Shares is as follows:

     (1) Teatinos Siglo is the beneficial owner of 78,108,391,607 Shares, which represent approximately 41.45% of the issued and outstanding Shares of Santander-Chile; and

     (2) Holding is the beneficial owner of 66,822,519,695 Shares, which represent approximately 35.46% of the issued and outstanding Shares of Santander-Chile.

     Except as set forth in this Item 5(a), neither Santander nor, to the best of its knowledge, any persons named in Schedule A hereto beneficially owns any Shares.

     (b) Santander, through Holding and Teatinos Siglo, has sole power to vote, direct the voting of, and to dispose of all the 144,930,911,302 Shares it beneficially owns.

     (c) During the 60 days prior to this filing, the only transaction in the Shares effected by Santander was the sale by Grupo Empresarial Santander of 13,626,663,708 Shares, representing approximately 7.23% of the issued and outstanding Shares, as described in Item 4 above.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     To the best knowledge of Santander, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Santander-Chile, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: December 13, 2006

BANCO SANTANDER CENTRAL HISPANO, S.A.

By:	/s/ Pablo Castilla Reparaz

	Name:	Pablo Castilla Reparaz
	Title:	Deputy General Manager

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BANCO SANTANDER CENTRAL HISPANO, S.A.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Santander are set forth below. If no business address is given, the director’s or officer’s business address is the address specified in Item 2 as the principal address of Santander. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Santander. All of the directors and officers are citizens of Spain except for Assicurazioni Generali, S.p.A. (Italy), Lord Burns (United Kingdom), Mr. Jay S. Sidhu (USA), Antonio H. Osorio (Portugal), Mr. Adolfo Lagos (Mexico) and Mr. Nuno Amado (Portugal).

Name of Executive Officers and Directors	Present Principal Occupation and Name of Employer

Directors Emilio Botin Fernando de Asua Alfredo Saenz	Chairman of the Board of Directors and of the Executive Committee First Vice Chairman of the Board of Directors Second Vice Chairman of the Board of Directors and Chief Executive Officer
Matias R. Inciarte	Third Vice Chairman of the Board of Directors and Chairman of the Risk Committee

Manuel Soto
Assicurazioni Generali, S.p.A. (*)
Antonio Basagoiti
Ana. P. Botin (*)
Javier Botin (*)
Lord Burns (*)
Guillermo de la Dehesa (*)
Rodrigo Echenique
Antonio Escamez
Francisco Luzon
Abel Matutes (*)
Mutua Madrilena Automovilista (*)
Luis Angel Rojo
Luis Alberto Salazar-Simpson
Jay S. Sidhu

Fourth Vice Chairman
Not Applicable (1)
Director
Chair, Banco Español de Crédito, S.A.
Executive Director, M&B Capital Advisers, Sociedad de Valores, S.A.
Chairman, Abbey National plc
Chairman, AVIVA Vida y Pensiones, S.A.
Director
Director
Director, Executive Vice President, America
Chairman, Fiesta Hotels & Resorts, S.L.
Not Applicable (1)
Director
Director
Director

Name of Executive Officers (who are not Directors)	Present Principal Occupation and Name of Employer

José A. Alvarez David Arce Ignacio Benjumea Teodoro Bragado Juan Manuel Cendoya Jose Maria Espi Enrique G. Candelas Antonio H. Osorio* Joan-David Grima

Executive Vice President, Financial Management
Executive Vice President, Internal Auditing
Executive Vice President, General Secretariat of the Board
Executive Vice President, Risk
Executive Vice President, Communication and Research
Executive Vice President, Risk
Executive Vice President, Santander Branch Network Spain
Chief Executive Officer, Abbey
Executive Vice President, Asset Management

Juan Guitard	Executive Vice President, General Secretariat of the Board
Gonzalo de la Heras (*)	Executive Vice President, Global Wholesale Banking
Adolfo Lagos	Executive Vice President, Global Wholesale Banking
Jorge Maortua	Executive Vice President, Global Wholesale Banking
Serafin Mendez	Executive Vice President, Resources and Costs
Jorge Moran	Executive Vice President, Insurance
Javier Peralta	Executive Vice President, Risk
Marcial Portela	Executive Vice President, America
Juan R. Inciarte	Executive Vice President, Consumer Finance
Jose Manuel Tejon	Executive Vice President, Financial Accounting and Control
Jesus M. Zabalza	Executive Vice President, America
Nuno Amado (*)	Executive Vice President, Santander Totta
Federico Outon	Executive Vice President, Adjoint to the CEO

(1) Each of these two directors of Santander is an insurance company and thus has no occupation.

The business address of those marked with (*) are as follows:

Assicurazioni Generali, S.p.A.
Piazza Duce degli Abruzzi, 2
34132 Trieste
Italy

Ana P. Botin
Avda. Gran Via de Hortaleza, 3
28043 Madrid
Spain

Javier Botin
Plaza Manuel Gomez Moreno, 2
28020 Madrid
Spain

Lord Burns
Waterside House, 35 North Wharf Road
London W2 1 NW, England
U.K.

Guillermo de la Dehesa
C/ Francisco Silvela, 106
28002 Madrid
Spain

Abel Matutes
Avda. Bartolome Rosello, 18
07800 Ibiza
Spain

Mutua Madrilena Automovilista
Paseo de la Castellana, 33
28046 Madrid
Spain

Antonio H. Osorio
2 Triton Square
Regent’s Place
London NW 13AN

Nuno Amado
Rua do Ouro, 88
1100 – 063 Lisbon
Portugal

Gonzalo de las Heras
45 East 53rd Street
New York, NY 10022

DIRECTORS AND EXECUTIVE OFFICERS OF SANTANDER CHILE HOLDING, S.A.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Holding are set forth below. The director’s or officer’s business address is the address specified in Item 2 as the principal address of Holding. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Holding. All of the directors and officers are citizens of Chile except for Emilio Botín Sanz de Sautuola, Benigno Rodríguez Rodríguez, both citizens of Spain.

Name of Executive Officers and Directors	Present Principal Occupation and Name of Employer

Directors
Emilio Botín Sanz de Sautuola	Chairman of the Board of Directors and of the Executive Committee
Mauricio Larraín Garcés	Chairman of the Board – Banco Santander-Chile
Juan Pedro Santa María Pérez	Corporate Director – Legal – Banco Santander-Chile
Benigno Rodríguez Rodríguez	Director – Banco Santander-Chile
Guillermo Arthur Errázuriz	Director – Banco Santander-Chile
Juan Fernández Fernández	Chief Operation and Management Officer – Banco Santander-Chile
José Manuel Manzano Tagle	Corporate Director – Human Resources – Grupo Santander Chile

Name of Executive Officers (who are not Directors)	Present Principal Occupation and Name of Employer

Raimundo Monge Zegers	Corporate Director –Strategic Planning and Finance– Banco
Santander-Chile

DIRECTORS AND EXECUTIVE OFFICERS OF TEATINOS SIGLO XXI S.A.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Teatinos Siglo are set forth below. The director’s or officer’s business address is the address specified in Item 2 as the principal address of Teatinos Siglo. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Teatinos Siglo. All of the directors and officers are citizens of Chile except for Benigno Rodríguez Rodríguez and Víctor Arbulu Crousillat, both citizens of Spain.

Name of Executive Officers and Directors	Present Principal Occupation and Name of Employer

Directors
Benigno Rodríguez Rodríguez	Director – Banco Santander-Chile
Juan Pedro Santa María Pérez	Corporate Director – Legal – Banco Santander-Chile
Raimundo Monge Zegers	Corporate Director – Strategic Planning and Finance - Banco Santander-Chile
Víctor Arbulu Crousillat	Director – Banco Santander-Chile
Francisco Javier Murillo Quioroga	Corporate Director – Assets Management – Grupo Santander Chile

Name of Executive Officers (who are not Directors)	Present Principal Occupation and Name of Employer

Francisco Javier Murillo Quiroga	Corporate Director – Assets Management – Grupo Santander Chile

DIRECTORS AND EXECUTIVE OFFICERS OF GRUPO EMPRESARIAL SANTANDER, S.L.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Grupo Empresarial Santander are set forth below. If no business address is given, the director’s or officer’s business address is the address specified in Item 2 as the principal address of Grupo Empresarial Santander. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Grupo Empresarial Santander. All of the directors and officers are citizens of Spain.

Name of Executive Officers and Directors	Present Principal Occupation and Name of Employer

Directors
José Manuel Tejón Borrajo	Chairman
Cesar Esteban Ortega Gómez	Vice Chairman
Pablo Castilla Reparaz	Director
Víctor Gonzalo Barallat López	Director
José Antonio Blanco Herranz (*)	Director

Name of Executive Officers (who are not Directors)	Present Principal Occupation and Name of Employer

None.

     The business address of those marked with (*) are as follows:

José Antonio Blanco Herranz
C/ Jazmín, 97
El Soto de la Moraleja, Alcobendas
28109, Madrid
Spain.